EXHIBIT 12.1
                             RICHFOOD HOLDINGS, INC.
                          COMPUTATION OF CERTAIN RATIOS



The following relates to the ratio computations in the portions of the Company's fiscal 1997 Annual Report to Shareholders incorporated by reference herein.

Net earnings as a percent of sales = Net earnings divided by sales.

Book value per share = Total shareholders' equity divided by the shares of common stock outstanding at fiscal year end.

Working capital = Current assets minus current liabilities.

Current ratio = Current assets divided by current liabilities.

Inventory turnover = Cost of goods sold divided by average inventories. Average inventories was computed by adding the inventories at the beginning of the fiscal year to the inventories at the end of the fiscal year and dividing this sum by two.

Return on average  assets = Net  earnings  divided by  average  total  assets.
         Average total assets was computed by adding the total assets at the beginning of the fiscal year to the total assets at the end of the fiscal year and dividing this sum by two.

Debt to equity ratio = Total debt, including capital lease obligations and current maturities, divided by total shareholders' equity.

Return on average shareholders' equity = Net earnings divided by average shareholders' equity. Average shareholders' equity was computed by adding the shareholders' equity at the beginning of the fiscal year to the shareholders' equity at the end of the fiscal year and dividing this sum by two.

Total debt  to  total   capitalization  =  Total  debt,   including   current
         maturities, divided by total debt plus shareholders' equity.